UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)
________________________

AVIGEN, INC.
(Name of Subject Company)
________________________

BVF ACQUISITION LLC
BIOTECHNOLOGY VALUE FUND, L.P.
BIOTECHNOLOGY VALUE FUND II, L.P.
BVF INVESTMENTS, L.L.C.
INVESTMENT 10, L.L.C.
BVF PARTNERS L.P.
BVF INC.
MARK N. LAMPERT
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
_________________________

053690103
(CUSIP Number of Class of Securities)
________________________

 MARK N. LAMPERT
Biotechnology Value Fund, L.P.
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
(312) 506-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
ADAM W. FINERMAN, ESQ.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$20,949,515	$823.32

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 20,949,515 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $1.00 (the purchase price per share offered by Offeror).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$823.32	Filing Party:	BVF Acquisition LLC
Form or Registration No.:	Schedule TO-T	Date Filed:	January 23, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed by BVF Acquisition LLC (the “Purchaser”) with the Securities and Exchange Commission on January 23, 2009, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Avigen, Inc., a Delaware corporation (the “Company”), at $1.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO. All references to Sections in this Amendment are to Sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 11.

The Offer to Purchase is hereby amended by:

Cover Page

Replacing the first sentence of the cover page with the following:

           Upon the terms and subject to the conditions described in this Offer to Purchase and the accompanying Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), BVF Acquisition LLC, a Delaware limited liability company (the “Purchaser,” “we,” or “us”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Avigen, Inc., a Delaware corporation (“Avigen” or the “Company”), at a price per Share of $1.00, net to the seller in cash, less any applicable withholding taxes and without interest. The Purchaser’s members are Biotechnology Value Fund, L.P. (“BVF”), a Delaware limited partnership, Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments, L.L.C., a Delaware limited liability company (“BVLLC”), and Investment 10, L.L.C., an Illinois limited liability company (“ILL10”), which entities we refer to as the “BVF Funds.” Mark N. Lampert is the owner, sole director and an officer of BVF Inc., a Delaware corporation (“BVF Inc.”), which is the general partner of BVF Partners, L.P., a Delaware limited partnership (“Partners”).  Partners serves as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10.  Partners and BVF Inc. may each be deemed to beneficially own 8,819,600 Shares.

Summary Term Sheet

Replacing the paragraph under the heading “Who is offering to purchase my Shares?” with the following:

BVF Acquisition LLC, a Delaware limited liability company (the “Purchaser,” “we” or “us”), was formed in 2009 for the sole purpose of acquiring Shares of the Company. The Purchaser’s members are Biotechnology Value Fund, L.P. (“BVF”), a Delaware limited partnership, Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments, L.L.C., a Delaware limited liability company (“BVLLC”), and Investment 10, L.L.C., an Illinois limited liability company (“ILL10”), which entities we refer to as the “BVF Funds.” Mark N. Lampert is the owner, sole director and an officer of BVF Inc., a Delaware corporation (“BVF Inc.”), which is the general partner of BVF Partners, L.P., a Delaware limited partnership (“Partners”).  Partners serves as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10.  Partners and BVF Inc. may each be deemed to beneficially own 8,819,600 Shares. See Section 9 for more information regarding us.

Replacing the paragraph under the heading “Does the Purchaser have the financial resources to pay for the Shares?” with the following:

We will have sufficient funds to purchase all of the Shares tendered in the Offer.  The BVF Funds have committed to contribute to the Purchaser all amounts necessary to fund the Offer. The Offer is not conditioned upon any financing arrangements.  See Section 12.

Inserting the following above the heading “How will I be notified if the Purchaser extends the Offer or amends the terms of the Offer?”:

Will there be a subsequent offering period?

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of at least three (3) business days in length following the expiration of the Offer at the Expiration Time and acceptance for payment of Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the first purchase of Shares in the Offer, during which stockholders could tender Shares not tendered in the Offer.

Section 3 – “Procedures for Tendering Shares”

Inserting after the second sentence in the third to last paragraph under Section 3 – “Procedures for Tendering Shares” the following:

Stockholders may challenge our determinations and only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.

Section 9 – “Information about Biotechnology Value Fund, L.P.”

Replacing the heading and the first paragraph of Section 9 with the following:

9.	Information About the Purchaser

The Purchaser, BVF Acquisition LLC, is a Delaware limited liability company formed in 2009 for the sole purpose of acquiring Shares of the Company. The Purchaser’s members are BVF, BVF2, BVF BVLLC and ILL10, which entities we refer to as the “BVF Funds.” The BVF Funds, Partners and BVF Inc. specialize in holding biotechnology stocks for investment purposes. Together, the BVF Funds, Partners and BVF Inc. are referred to as the “BVF Entities.”

Section 14 – “Conditions of the Offer”

Replacing Section 14 – “Conditions of the Offer” in its entirety with the following:

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser’s rights to extend and amend the Offer at any time, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if at or prior to the Expiration Date, the Poison Pill Condition, the Nominees Condition and the Extraordinary Transaction Condition have not been satisfied, or at the Expiration Date any of the following events have occurred, or are deemed by the Purchaser to have occurred, and be continuing, or conditions shall exist:

(a)
any event or change will have occurred in the business, financial condition or results of operations of Avigen or any of its subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Avigen or the value of the Shares;

(b)
there shall be instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, or any restriction shall exist, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by us of the Shares or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the Shares, (iii) seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by us on all matters properly presented to the stockholders or (iv) would likely result, in our reasonable judgment, in a materially adverse effect on Avigen or the value of the Shares;

(c)
any statute, rule, regulation, judgment, decree, interpretation, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or to us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of the Shares thereunder, (ii) would likely prohibit, restrict or delay consummation of the Offer, (iii) might impose limitations on our ability (or any affiliate of ours) to acquire, hold or exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by us on all matters properly presented to the stockholders or (iv) is likely to result in a materially adverse effect on Avigen or the value of the Shares;

(d)
there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material adverse change (or development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (v) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(e)
the Company has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, could reasonably be expected to have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to us or any of our affiliates, (viii) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by us, (ix) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, or we shall have become aware of any such action which was not previously announced or (x) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that the Company shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed; or

(f)
the Company shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or the purchase of securities or assets of the Company any type of option, warrant or right which could reasonably be expected to constitute a "lock-up" device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with any such business combination or purchase; which could reasonably be expected to, in any such case, and regardless of the circumstances (including any action or omission by us) giving rise to any such condition, make it inadvisable to proceed with such acceptance for payment or payments.

All the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in our reasonable discretion.  Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.  Any determination by us concerning the events described in this Section 14 will be final and binding upon all parties.

Section 16 – “Fees and Expenses”

Replacing the first paragraph under Section 16 – “Fees and Expenses” with the following:

We have retained MacKenzie Partners, Inc. to act as Information Agent and The Colbent Corporation as Depositary in connection with the Offer.  MacKenzie Partners, Inc. may contact holders of the Shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.  MacKenzie Partners, Inc., as Information Agent, and The Colbent Corporation, as Depositary, will receive reasonable and customary amounts of compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated January 23, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated January 23, 2009.*

(a)(5)(i)	Text of press release issued by Purchaser, dated January 23, 2009.*

(a)(5)(ii)	Text of Press Release issued on January 15, 2009, incorporated by reference from Schedule TO filed by BVF Acquisition LLC on January 15, 2009.**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
_____________________
*           Previously filed on January 23, 2009.
**           Previously filed on January 15, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2009

BVF ACQUISITION LLC
By:	Biotechnology Value Fund, L.P., a member
	By:	BVF Partners L.P., its general partner
		By:	BVP Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

/s/ Mark N. Lampert
MARK N. LAMPERT

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated January 23, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated January 23, 2009.*

(a)(5)(i)	Text of press release issued by Purchaser, dated January 23, 2009.*

(a)(5)(ii)	Text of Press Release issued on January 15, 2009, incorporated by reference from Schedule TO filed by BVF Acquisition LLC on January 15, 2009.**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
_____________________
*           Previously filed on January 23, 2009.
**           Previously filed on January 15, 2009.